UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 SCHEDULE 13G/A
                               (AMENDMENT NO. 1)*


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


 SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
                                (Name of Issuer)

                      ORDINARY SHARES WITHOUT NOMINAL VALUE
                         (Title of Class of Securities)

                                    803054204
                                 (CUSIP Number)

                                DECEMBER 31, 2004
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                          |_| Rule 13d-1(b)

                          |_|Rule 13d-1(c)

                          |X| Rule 13d-1(d)


-------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

     1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Dr. Hasso Plattner

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)|_|
                                                                    (b)|_|

     3.   SEC USE ONLY

     4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany

NUMBER OF         5.   SOLE VOTING POWER
SHARES                 24,100
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY               36,494,194*
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING              24,100
PERSON WITH       8.   SHARED DISPOSITIVE POWER
                       36,494,194*

     9.   AGGREGATE   AMOUNT   BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON
          36,518,294

     10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES |_|

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          11.6%

     12.  TYPE OF REPORTING PERSON IN

     * Includes 31,239,740 ordinary shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG and 5,254,454 ordinary shares owned by Hasso Plattner Forderstiftung gGmbH. Dr. Plattner exercises voting and dispositive power of the ordinary shares held by such entities.

     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Hasso Plattner GmbH & Co. Beteiligungs-KG

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)|_|
                                                                    (b)|_|

     3.   SEC USE ONLY

     4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany

NUMBER OF         5.   SOLE VOTING POWER
SHARES                 31,239,740
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY               -0-
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING              31,239,740
PERSON WITH       8.   SHARED DISPOSITIVE POWER
                       -0-

     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          31,239,740

     10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES |_|

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.9%

     12.  TYPE OF REPORTING PERSON
          PN

     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Hasso Plattner Verwaltungs-GmbH

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)|_|
                                                                    (b)|_|

     3.   SEC USE ONLY

     4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany

NUMBER OF         5.   SOLE VOTING POWER
SHARES                 -0-
BENEFICIALLY      6.   SHARED VOTING POWER
OWNED BY               31,239,740*
EACH              7.   SOLE DISPOSITIVE POWER
REPORTING              -0-
PERSON WITH       8.   SHARED DISPOSITIVE POWER
                       31,239,740*

     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          31,239,740

     10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES |_|

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.9%

     12.  TYPE OF REPORTING PERSON
          CO

     * Includes 31,239,740 ordinary shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG. Hasso Plattner Verwaltungs-GmbH exercises voting and dispositive power of the ordinary shares held by such entity.

ITEM 1(A). NAME OF ISSUER.

     SAP   Aktiengesellschaft    Systeme,    Anwendungen,    Produkte   in   der
Datenverarbeitung (the "Company").

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     The Company's principal executive offices are located at Neurottstrasse 16, 69190 Walldorf, Federal Republic of Germany.

ITEMS 2(A). NAME OF PERSON FILING.

     This statement is filed on behalf of the following persons with respect to ordinary shares of the Company beneficially held by such persons (collectively, the "Shares"):

     (i) Dr. Hasso Plattner, with respect to Shares beneficially owned by him and with respect to shares beneficially owned by Hasso Plattner GmbH & Co. Beteiligungs-KG and Hasso Plattner Forderstiftung gGmbH;

     (ii) Hasso Plattner GmbH & Co. Beteiligungs-KG, with respect to Shares beneficially owned by it; and

     (iii) Hasso Plattner Verwaltungs-GmbH, with respect to Shares beneficially owned by Hasso Plattner GmbH & Co. Beteiligungs-KG.

     The foregoing persons are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     The address of the principal business office of each of the Reporting Persons is c/o Wipfler & Partner, Steuerberater-Sozietat, Max-Planck-Strasse 8, D-69190 Walldorf, Federal Republic of Germany.

ITEM 2(C). CITIZENSHIP.

     (i) Dr. Hasso Plattner is a citizen of the Federal Republic of Germany.

     (ii) Hasso Plattner GmbH & Co. Beteiligungs-KG is a limited liability partnership organized under the laws of the Federal Republic of Germany.

     (iii) Hasso Plattner Verwaltungs-GmbH is a corporation organized under the laws of the Federal Republic of Germany.

ITEM 2(D). TITLE OF CLASS OF SECURITIES.

     Ordinary Shares without Nominal Value.

ITEM 2(E). CUSIP NUMBER.

     803054204

ITEM 3.

     If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Act,

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act,

     (c)  |_| Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act of 1940,

     (e)  |_| Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

     (f)  |_| Employee  Benefit Plan or Endowment Fund in accordance  with 13d-1
              (b)(1)(ii)(F),

     (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

     (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

     (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

     (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     The percentages used herein and in the rest of Item 4 are calculated based upon 316,003,600 total ordinary shares of the Company issued and outstanding as of January 12, 2005, based upon a representation of the Company. As of the close of business on December 31, 2004:

     A.   DR. HASSO PLATTNER

     (a)  Amount beneficially owned: 36,518,294

     (b)  Percent of class: 11.6%

     (c)  (i)  Sole power to vote or direct the vote: 24,100

          (ii) Shared power to vote or direct the vote: 36,494,194

          (iii)Sole power to dispose or direct the disposition: 24,100

          (iv) Shared power to dispose or direct the disposition: 36,494,194

     B.   HASSO PLATTNER GMBH & CO. BETEILIGUNGS-KG

     (a)  Amount beneficially owned: 31,239,740

     (b)  Percent of class: 9.9%

     (c)  (i)  Sole power to vote or direct the vote: 31,239,740

          (ii) Shared power to vote or direct the vote: 0

          (iii)Sole power to dispose or direct the disposition: 31,239,740

          (iv) Shared power to dispose or direct the disposition: 0

     C.   HASSO PLATTNER VERWALTUNGS-GMBH

     (a)  Amount beneficially owned: 31,239,740

     (b)  Percent of class: 9.9%

     (c)  (i)  Sole power to vote or direct the vote: 0

          (ii) Shared power to vote or direct the vote: 31,239,740

          (iii)Sole power to dispose or direct the disposition: 0

          (iv) Shared power to dispose or direct the disposition: 31,239,740

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     To the knowledge of the Reporting Persons, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.

ITEM 10. CERTIFICATION.

     Not Applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 28, 2005


                                        /s/ Hasso Plattner
                                        ------------------------------
                                        Dr. Hasso Plattner



                                        Hasso Plattner GmbH & Co.
                                         Beteiligungs-KG
                                        By: Hasso Plattner Verwaltungs-GmbH,
                                            as sole general partner


                                        By: /s/ Hasso Plattner
                                            --------------------------
                                            Name:  Dr. Hasso Plattner
                                            Title:  Managing Director



                                        Hasso Plattner Verwaltungs-GmbH


                                         By: /s/ Hasso Plattner
                                            --------------------------
                                            Name:  Dr. Hasso Plattner
                                            Title:  Managing Director

                                  EXHIBIT INDEX



EXHIBIT NO.       EXHIBIT DESCRIPTION
-----------       -------------------
99.1              Joint Filing Agreement